UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 2, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release             GRANTING OF OPTIONS TO DIRECTORS AND COMPANY
SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF
THE ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
2 March 2012
GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARY OF ANGLOGOLD
ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD ASHANTI SHARE INCENTIVE
SCHEME
In terms of the JSE Listings Requirement 3.63, we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Ashanti Share
Incentive Scheme to directors and company secretary.
Date of notification : 1 March 2012.
Effective date of grant : 21 February 2012.
On 29 April 2005 (as amended on 2 May 2008), shareholders
approved the introduction of two new incentive plans, the key terms of which were disclosed. The Bonus Share Plan (BSP) provides for the vesting of awards in two tranches – 40% in year one from date of grant and 60% in year two. If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of the company at the dates of vesting. Awards granted in terms of the Long-Term
Incentive Plan (LTIP) vests three years after date of grant, to the extent that the performance conditions under which the awards were granted are met
(1)
. LTIP awards vest on 21 February 2015. Any
awards not exercised within 10 years from date of grant will lapse.
The shares were allocated off market.
Strike price :
NIL cost to participant in accordance with the rules of the above plans.
Class of security : Awards to acquire ordinary shares.
Type of interest : Direct beneficial.
Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name                            Designation
Bonus Share
Plan
Long-Term
Incentive Plan
Market value
at date of
grant
(1)
Cutifani : M
Executive Director
and CEO
25,396 82,789       R35,548,509
Venkatakrishnan : S
Executive Director
and CFO
13,451 35,767       R16,172,542
Eatwell : L Company Secretary
779
-
R255,971
Total off-market awards granted to directors
and company secretary
39,626 118,556        R51,977,022
Total off-market awards granted in 2012 in
terms of the
AngloGold Share Incentive Scheme
including the above:
941,745 970,560      R628,364,300
Number of Participants 1,671 158
Market value per award at date of grant R328.59 R328.59
(1)
The market value at the date of grant assumes that 100% of the LTIP criteria will be achieved and the awards vest in full. However, since the introduction of the LTIP, the percentage vesting is shown below:
Year Granted
Year Vested
% Vesting
2005                    2008                    40%
2006                    2009                    40% (executives) and 45% (senior management)
2007                    2010                    55%
2008                    2011                    82%
2009                    2012                    70%
Total number of ordinary shares currently held personally by the CEO, CFO and Company
Secretary is 10,000; 10,351 and 130 respectively.
Johannesburg
JSE Sponsor: UBS Limited
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 2, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary